Exhibit 99.1

GasLog Ltd. Announces Pricing of 8.75%

Series A Cumulative Redeemable Perpetual Preference Shares

MONACO — March 30, 2015 — GasLog Ltd. (“GasLog” or the “Company”) (NYSE:GLOG), an international owner, operator and manager of LNG Carriers, announced today that it priced its public offering of 4.0 million shares of 8.75% Series A Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share, liquidation preference $25.00 per share (the “Series A Preference Shares”) at $25.00 per share. The Company intends to file an application to list the Series A Preference Shares on the New York Stock Exchange.

The net proceeds from the offering after deducting underwriting discounts and commissions are expected to be approximately $96.85 million. The Company plans to use the net proceeds from the offering for general corporate purposes, which may include making vessel acquisitions or investments.

The Company has also granted the underwriters a 30-day option to purchase up to 600,000 additional Series A Preference Shares to cover over-allotments, if any.

UBS Securities LLC, Morgan Stanley & Co. LLC and Stifel are acting as joint book-running managers of the offering, which was made under an effective shelf registration statement. Credit Suisse Securities (USA) LLC is acting as joint lead manager.

The offering is expected to close on or about April 7, 2015.

Simon Crowe, CFO of GasLog, commented, “Today’s offering broadens GasLog’s capital structure, further diversifying the company’s funding sources. The use of proceeds will be for general corporate purposes, including possible vessel acquisitions.”

The offering is being made only by means of a prospectus supplement and accompanying base prospectus. When available, the prospectus supplement and accompanying base prospectus relating to the offering may be obtained from UBS Securities LLC, Attention: Prospectus Specialist, 299 Park Avenue, New York, New York, 10171, telephone: (888) 827-7275, Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, telephone: 1-866-718-1649, email: prospectus@morganstanley.com or Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate Department, 1 South Street, 15th Floor, Baltimore, MD 21202, telephone: 1-855-300-7136, email: syndprospectus@stifel.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About GasLog Ltd.

GasLog is an international owner, operator and manager of liquefied natural gas (“LNG”) carriers. GasLog’s wholly owned fleet consists of 20 LNG carriers (including 11 ships in operation and 9 LNG carriers on order) and following the completion of the transaction announced on December 22, 2014, GasLog’s wholly owned fleet will consist of 22 LNG carriers. GasLog has 6 LNG carriers operating under its technical management for third parties and following the completion of the transaction announced on December 22, 2014, it will have 4 LNG carriers operating under its technical management for third parties. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further five LNG carriers. GasLog’s principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity of the Company, cash available for dividend payments, future capital expenditures and drydocking costs and newbuild vessels and expected delivery dates, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, fluctuations in the price of oil, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operation of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to dividend payments and our ability to make such payments; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed with the SEC on March 26, 2015. Copies of the Annual Report, as well as subsequent filings, are available online at www.sec.gov or on request from us.

We do not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Contacts:

Simon Crowe

Chief Financial Officer

Phone: +44-203-388-3108

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com